EXHIBIT 21.1
CANNAE HOLDINGS, INC.
List of Subsidiaries December 31, 2024
Significant Subsidiaries

COMPANY	INCORPORATION
Cannae Holdings, LLC	Delaware
DNB Holdco, LLC	Delaware
Cannae Funding D, LLC	Delaware
Dun & Bradstreet Holdings, Inc.	Delaware
Cannae Funding A, LLC	Delaware
Alight, Inc.	Delaware
Black Knight Football Club US, LP	Delaware
BGPT Catalyst, L.P.	Delaware
RG Group Holdco, LLC	Delaware
99 Restaurants Holdings, LLC	Delaware
99 Restaurants, LLC	Delaware